To the Board of Directors of Paramount Energy Operating Company

as Administrator of Paramount Energy Trust

We consent to the inclusion in this Annual Report on Form 40-F of:

•

our audit report dated March 6, 2007 on the consolidated balance sheets of Paramount Energy Trust as at December 31, 2006 and 2005, and the consolidated statements of earnings and deficit and cash flows for each of the years in the two-year period ended December 31, 2006,

•

our audit report on the reconciliation to United States GAAP dated March 7, 2007,

•

our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated March 7, 2007,

•

our Report of Independent Registered Public Accounting Firm dated March 7, 2007 on Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, each of which is contained in this Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2006.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 13, 2007